YM BIOSCIENCES REPORTS 2005 YEAR END OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - September 12, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today reported operational and financial results for the fourth quarter and the 2005 fiscal year, ended June 30, 2005.

“Our primary focus during fiscal 2005 was to ensure the rapid enrolment of the second and pivotal Phase III trial for tesmilifene in metastatic or recurrent breast cancer. We have enrolled 662 patients to date, expect to complete enrolment for this trial in the coming weeks and anticipate that the first of three pre-selected interim analyses of data will occur in mid calendar 2006,” said David Allan, Chairman and CEO. “If survival results are similar to those in the first tesmilifene Phase III trial then, through a Special Protocol Assessment agreed to with the FDA, the data could be sufficient to conclude the trial based on these results permitting YM to submit the drug for approval during 2006 or early 2007.”

Tesmilifene highlights:
•	Enrolled 662 patients to date in the 700 patient pivotal trial for tesmilifene
•	Phase II IND combining tesmilifene with taxanes in metastatic breast cancer was approved
•	Partnered with the Shin Poong Pharmaceutical Company of Seoul, South Korea to expand the development program for tesmilifene into gastric cancer

Nimotuzumab (TheraCIM) highlights:
•	Orphan Drug Designation obtained for the use of nimotuzumab for glioma in both Europe and the USA
•	A rolling Phase I/II trial for nimotuzumab in patients with metastatic pancreatic cancer was initiated by European development partner Oncoscience AG.
•
Results reported of a nimotuzumab trial conducted in China in patients diagnosed with squamous cell nasopharyngeal carcinoma. Patients treated with nimotuzumab combined with radiotherapy versus radiotherapy alone demonstrated a 75% improvement in the complete response rate (91% vs 52%), leading to the drug being approved in that country.

•
Results reported of a nimotuzumab Phase II monotherapy trial conducted by Oncoscience AG in children with brain cancer in Germany. The trial with nimotuzumab resulted in an overall response rate to treatment of 35.3%.

•	The FDA approved the use of nimotuzumab as a monotherapy for the treatment of a child with advanced glioma under an investigator-sponsored IND.
•
Results presented in a poster at ASCO of an open label Phase I/II trial conducted by CIMAB S.A. utilizing nimotuzumab in combination with radiation to treat adults with high grade malignant glioma. Out of 24 patients, four achieved complete response (complete disappearance of tumour) and 21 patients achieved disease stabilization or an objective response

•
Partnered with Kuhnil Pharmaceutical Company of Seoul, Korea to develop nimotuzumab for specific populations of patients with non-small cell lung cancer (NSCLC). Subsequent to the end of the fiscal year, Health Canada cleared YM’s Clinical Trial Application (CTA) for the multi-center Phase I/II NSCLC trial, which is planned to be initiated in Canada and expanded to Korea

Other highlights:
•
Acquired DELEX Therapeutics, a private company developing AeroLEF™, a proprietary, inhalation-delivered formulation of fentanyl for the treatment of acute pain, including breakthrough cancer pain that has completed a Phase IIa trial with positive results

•	Completed a positive proof-of-concept study for Norelin™ in men with hormone-dependent prostate cancer
•	Acquired a portfolio of important earlier stage chemopotentiating small molecules from the University of Saskatchewan (subsequent to the end of the fiscal year)
•	Raised more than $20 million
•	Registered in the USA with the Securities and Exchange Commission (SEC) and listed on the American Stock Exchange (AMEX)

“Our second anti-cancer drug, nimotuzumab, is undergoing an extensive multi-national clinical program addressing a range of cancer indications. This program reflects the creative strategies we are using to generate clinical data through partnering efforts and by targeting orphan and orphan-like markets typically overlooked by our competitors, thereby minimizing costs, encouraging support from regulators, and maximizing market potential,” added Mr. Allan. “As a result of this strategy, we have positioned YM to possibly have two pivotal trials underway during this current fiscal year.”

Anticipated Milestones for fiscal 2006:
•	Complete enrollment for pivotal tesmilifene trial
•	Oncoscience to initiate pivotal nimotuzumab trials in adult and paediatric glioma
•	Oncoscience to report results of the first portion of the Phase I/II nimotuzumab metastatic pancreatic trial
•	Initiate nimotuzumab Phase I/II NSCLC trial
•	Initiate and complete Phase IIb efficacy trial for AeroLEF™
•	First review of tesmilifene pivotal data possible under Sequential Analysis

Financial Results
During the fiscal year ended June 30, 2005, the Company expended $17.3 million on the development and commercialization of licensed products and on administration, compared to $8.7 million for the fiscal year ended June 30, 2004. The loss for the fiscal year ended June 30, 2005 was $15.9 million or ($0.47) per share, compared to $7.7 million or ($0.36) per share for the fiscal year ended June 30, 2004.

During the 2005 fiscal year, the Company funded licensing and product development activities totaling $11.0 million compared to $5.1 million for the previous year. Licensing and product development expenses increased this year due to progression of the tesmilifene Phase III clinical trial, increased out-licensing activity, and the inclusion of Delex results for two months.

General and administrative expenses for the 2005 fiscal year totaled $6.3 million compared to $3.6 million for the prior year. General and administrative expenses increased in 2005 over 2004 due to higher legal costs, stock-exchange and investor-related costs and stock-based compensation expense.

Total expenditures for the fourth quarter ended June 30, 2005 were $6.9 million compared to $3.4 million for the same quarter last year. General and administrative expenses for the fourth quarter of 2005 were $2.3 million compared to $1.5 million for the fourth quarter of 2004. This year includes an increase in expenditures for tesmilifene of approximately $2.3 million principally for the Phase III clinical trial in metastatic and recurrent breast cancer that commenced March, 2004. Licensing and product development expenses were $4.6 million for the fourth quarter of 2005 compared to $1.9 million for the same quarter last year, principally due to increased stock exchange and investor-related expenses. The Company’s stock began trading on AMEX on October 1, 2004. Net loss for the three months ended June 30, 2005 was $6.7 million or ($0.18) per share compared to $3.0 million or ($0.10) per share for the same period last year.

As at June 30, 2005 the Company had cash and short-term deposits totaling $30.6 million and current liabilities of $3.8 million compared with $20.4 million and $1.2 million respectively as at June 30, 2004. On September 30, 2004 the Company completed a bought deal public offering for total gross proceeds of $20.8 million (net $18.6 million). The Company anticipates that it has sufficient cash to support its current development program to beyond the end of fiscal 2006.

As at June 30, 2005 the Company had 41,362,066 common shares outstanding, 10,745,007 warrants, and 3,169,330 options.

AGM Announcement
YM BioSciences’ Annual and Special Meeting of Shareholders will be held on November 17th, 2005 at 10:00 a.m. in the auditorium of the TSX Broadcast & Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently undergoing a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy.

In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody for which Phase II clinical data were released in 2005 in pediatric glioma and nasopharyngeal cancer, and for which Phase III IND applications have been filed. The Company is also developing an anti-GnRH anti-cancer vaccine, Norelin™, for which Phase II data have been released. In May 2005, YM BioSciences acquired DELEX Therapeutics Inc., a private, clinical stage company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has been cleared by regulatory authorities to advance AeroLEF™ through a Phase IIb pain trial in 2005. The Company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells, consistent with YM’s clinical expansion with the chemopotentiator tesmilifene.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
James Smith, the Equicom Group Inc.	YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com

Summary financial statements attached:

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Balance Sheets
(Amounts in Canadian dollars, unless otherwise noted)

June 30, 2005 and 2004

	2005	2004
		(Restated - note 1(n))
Assets

Current assets:
Cash and cash equivalents	$686,373	$5,493,907
Short-term deposits	29,882,472	14,893,951
Marketable securities	4,834	19,715
Accounts receivable and prepaid expenses	1,751,373	463,838
	32,325,052	20,871,411
Capital assets	226,698	11,381
Acquired technologies	5,648,141	-
	$38,199,891	$20,882,792

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,995,457	$993,272
Accrued liabilities	830,158	170,439
Current portion of deferred revenue	206,770	-
	4,032,385	1,163,711

Deferred revenue	327,387	-

Shareholders' equity:
Share capital	87,487,802	59,841,914
Share purchase warrants	5,313,283	3,627,239
Contributed surplus	1,790,928	569,195
Deficit accumulated during the development stage	(60,751,894)	(44,319,267)
	33,840,119	19,719,081

Commitments
	$38,199,891	$20,882,792

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Operations and
Deficit Accumulated During the Development Stage
(Amounts in Canadian dollars, unless otherwise noted)

				From
				inception on
				August 17, 1994
	Years ended June 30,			to June 30,
	2005	2004	2003	2005
		(Restated - note 1(n))

Revenue	$748,020	$-	$-	$748,020
Interest income	703,873	347,187	273,232	3,492,291
	1,451,893	347,187	273,232	4,240,311

Expenses:
General and administrative	6,314,357	3,610,848	1,936,364	21,147,729
Licensing and product development	10,981,950	5,066,569	3,965,385	41,858,337
	17,296,307	8,677,417	5,901,749	63,006,066

Loss before the undernoted	(15,844,414)	(8,330,230)	(5,628,517)	(58,765,755)
Gain on sale of marketable securities	-	638,332	-	638,332
Unrealized loss on marketable securities	(14,881)	-	(1,812,158)	(1,827,038)
Loss before income taxes	(15,859,295)	(7,691,898)	(7,440,675)	(59,954,461)
Income taxes	-	-	-	7,300
Loss for the period	(15,859,295)	(7,691,898)	(7,440,675)	(59,961,761)
Deficit, beginning of period, as restated	(44,319,267)	(36,470,665)	(28,969,893)	-
Cost of purchasing shares for cancellation in excess of book value	(573,332)	(156,704)	(60,097)	(790,133)
Deficit, end of period	$(60,751,894)	$(44,319,267)	$(36,470,665)	$(60,751,894)
Basic and diluted loss per common share	$(0.47)	$(0.36)	$(0.56)
Weighted average number of common shares outstanding (excludes 2,777,778 common shares held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.)	34,046,450	21,353,479	13,218,177

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Consolidated Statements of Cash Flows
(Amounts in Canadian dollars, unless otherwise noted)

	Years ended June 30,			From inception on August 17, 1994 to June 30,
	2005	2004	2003	2005
		(Restated - note 1 (n))
Cash provided by (used in):
Operating activities:
Loss for the period	$(15,859,295)	$(7,691,898)	$(7,440,675)	$(59,961,761)
Items not involving cash:
Depreciation of capital assets	11,717	14,910	59,640	270,664
Amortization of acquired technologies	137,760	-	-	137,760
Unrealized loss on marketable securities	14,881	-	1,812,158	1,827,039
Gain on sale of marketable securities	-	(638,332)	-	(638,332)
Stock-based compensation	1,278,955	500,375	68,820	1,848,150
Non-cash issuance of warrants	192,750	-	-	192,750
Change in non-cash operatingworking capital:
Accounts receivable and prepaid expenses	(367,916)	(295,651)	21,927	(831,754)
Accounts payable and accrued liabilities and deferred revenue	2,396,216	841,128	(51,803)	3,559,927
	(12,194,932)	(7,269,468)	(5,529,933)	(53,595,557)
Financing activities:
Repayment of debenture	(1,469,425)	-	-	(1,469,425)
Issuance of common shares on exercise of options	109,318	1,544,375	-	1,653,693
Issuance of common shareson exercise of warrants	432,402	222,348	-	654,750
Redemption of preferred shares	-	-	(80,372)	(2,630,372)
Repurchase of common shares	(779,909)	(230,379)	(19,390)	(1,029,679)
Net proceeds from issuance of shares and special warrants	18,884,120	17,047,001	-	80,654,111
	17,176,506	18,583,345	(99,762)	77,833,078
Investing activities:
Short-term deposits, net	(14,988,521)	(14,893,951)	-	(29,882,472)
Proceeds on sale of marketable securities	-	1,402,239	-	1,402,239
Restricted cash	-	-	600,000	-
Additions to capital assets	(27,034)	(3,724)	(2,361)	(297,362)
	(15,015,555)	(13,495,436)	597,639	(28,777,595)
Decrease in cash and cash equivalents	(10,033,981)	(2,181,559)	(5,032,056)	(4,540,074)
Cash assumed on acquisition of Delex	5,226,447	-	-	5,226,447
Cash and cash equivalents, beginning of period	5,493,907	7,675,466	12,707,522	-
Cash and cash equivalents,end of period	$686,373	$5,493,907	$7,675,466	$686,373
Non-cash items:
Issuance of 3,412,698 common shares on Delex acquisition	$9,862,697	$-	$-	$9,862,697

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Excerpt to notes to consolidated financial statements
(Amounts in Canadian dollars, unless otherwise noted)

1.	Significant accounting policies (continued):
	(n)	Changes in accounting policies:
		(i)	Stock-based compensation:

Prior to July 1, 2004, the Company applied the fair value-based method of accounting prescribed by The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to stock-based compensation provided to non-employees and applied the settlement method of accounting to stock options granted to employees and directors.

CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, was amended to require entities to account for stock-based compensation to employees using the fair value-based method. In accordance with one of the transitional options permitted under amended Section 3870, the Company retroactively applied the fair value-based method to all employee stock options granted on or after July 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value-based method is to increase general and administrative expenses and the loss for the period by $480,524 and $58,855 for the years ended June 30, 2004 and 2003, respectively, with corresponding increases to the deficit and contributed surplus. This change had the effect of increasing the annual basic and diluted loss per share by $0.02 in 2004 with no change in 2003.

This retroactive change in accounting policy also affected disclosures made in note 8, stock-based compensation, and to note 12, Canadian and United States accounting policy differences.

		(ii)	Consolidation of variable interest entities:

In June 2003, the CICA issued Accounting Guideline 15, Consolidation of Variable Interest Entities ("AcG-15"). The guideline is harmonized with Financial Accounting Standards Board Interpretation No. 46R, Consolidation of Variable Interest Entities ("Fin 46R") and provides guidance for applying the principles in Section 1590, Subsidiaries, to those entities (defined as variable interest entities ("VIEs") and more commonly referred to as special purposes entities), in which either there is insufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties or the equity investors lack one or more specified essential characteristics of a controlling financial interest (i.e., voting control, an obligation to absorb expected losses or the right to receive expected residual returns). AcG-15 requires consolidation of VIEs by the primary beneficiary. The primary beneficiary is defined as the party which has exposure to the majority of the VIEs expected losses and/or expected residual returns. AcG-15, as amended, is effective for all annual and interim periods beginning on or after November 1, 2004.

Effective January 1, 2005, the Company has adopted AcG-15 retroactively since the date of inception of the joint ventures. In accordance with AcG-15, the Company determined that each of its investments in joint ventures is a VIE and the Company is the primary beneficiary since inception of the entities. As set out in note 1(a) of the Company's annual financial statements, the Company proportionately consolidated the joint ventures and made provision for any advances to the joint ventures that did not eliminate on consolidation, such that the Company has recorded 100% of the results of operations and cash flows of these entities since their inception. Accordingly, there is no effect on the Company's financial position or results of operations as a result of the Company retroactively adopting AcG-15 at January 1, 2005.